FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on August 21, 2006

STEALTHGAS INC. REPORTS SECOND QUARTER

AND SIX MONTHS 2006 RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.1875 PER COMMON SHARE

ATHENS, GREECE, August 21, 2006.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six-month period ended June 30, 2006.

Second Quarter 2006 Results

For the second quarter ended June 30, 2006, net revenues amounted to $17.2 million and net income was $4.6 million. Earnings per share, basic and diluted, calculated on 14.0 million weighted average number of shares outstanding, were $0.33. EBITDA for the second quarter of 2006 was $8.9 million.

An average of 25.1 vessels were owned and operated in the second quarter 2006 earning an average time-charter-equivalent rate of approximately $6,922 per day.

Six-Month 2006 Results

For the six-month period ended June 30, 2006, net revenues amounted to $34.2 million and net income was $11.6 million. Earnings per share, basic and diluted, calculated on 14.0 million weighted average number of shares outstanding, were $0.83. EBITDA for the first six-months of 2006 was $19.0 million.

An average of 23.8 vessels were owned and operated in the first six-months of 2006 earning an average time-charter-equivalent rate of approximately $7,377 per day.

CEO Harry Vafias commented: “Our operations in the second quarter 2006 were affected by the softness in the spot market, where we operated five of our vessels, coupled with more extended drydockings for our fleet. We have since increased the fixed period employment of our fleet to 81% of our operating days for 2006 and to 43% for 2007 thereby further enhancing the stability and predictability of our earnings.

In the second quarter 2006 we completed the acquisition of four additional vessels. In fewer than nine months since our IPO in October 2005, we achieved our initial target of tripling our fleet to 28 vessels. These latest acquisitions reaffirm our leadership position as number one in owned vessels in the 3,000 to 8,000 cbm segment, the area of our strategic focus. All four additional vessels were acquired for a total of $ 46.6 million and came with contracted employment ranging from six-months to three years

Since our IPO, we have continued with the consistent implementation of our strategy of fleet expansion, maintaining moderate leverage, securing a visible revenue stream, having cost efficient operations and paying stable dividends to our shareholders.

On Friday, August 18, we declared our third consecutive cash dividend of 18.75 cents per share payable on September 5, 2006 to shareholders of record on August 31, 2006. Since our IPO on October 2005, we have declared dividends totaling 56.25 cents per share.  Our next dividend declaration is intended for November, 2006.

Looking at the remainder of 2006, we expect our profitability to benefit from the increased employment of our fleet under fixed period contracts. We will also continue looking for accretive acquisitions and in this context we expanded our equity base by welcoming among our shareholders Nike Investments Corporation, which on August 3, 2006 acquired 400,000 newly issued shares of StealthGas for $ 5.0 million. Nike Investments Corporation is principally owned by Mr. Thanassis Martinos, one of the most prominent shipowners in Greece, who also serves on our Board of Directors. This investment confirms our company’s positive outlook for the LPG shipping industry and our growth prospects."

CFO Andrew Simmons commented: “With all 28 vessels delivered, as of June 30, 2006 our net debt to capitalization remained at the moderate level of 45.6%, which affords us flexibility for further growth.

In May, we concluded a five year non amortizing interest rate swap with DNB NOR Bank in an amount of $25 million at a fixed rate of 5.42% per annum, effective as of September 11, 2006. Upon entering this interest rate swap, STEALTHGAS INC. will have covered $70 million of its debt through various interest rate hedging mechanisms.”

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	355,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	May -07	300,000
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	Dec-06	201,500
Lyne (2)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Feb-07	300,000
Sir Ivor (3)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07	245,000
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	250,000
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Aug-06	199,000
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Aug-06	395,000
Gas Prophet (6)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09	110,000
Gas Shangai	3,526	F.P.	1999	Dec-04	Spot	N/A	N/A
Gas Czar(4)	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	171,250
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune(5)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-06	184,000
Gas Eternity	3,500	F.P.	1998	Mar-06	Spot	N/A	N/A
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08	106,000
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Spot	N/A	N/A
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-06	219,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Dec-06	120,000
FLEET TOTAL	120,469 cbm
28 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(3) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(4) Gas Czar is employed until November 2006 at the rate of USD 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of USD 190,000 and a maximum of USD 210,000.

•

(5) Gas Fortune is employed until December 2006 at the rate of USD 184,000 per month. Thereafter at charterer’s option it can be employed for a further one year period at the rate of USD 205,000 per month.

•

(6) Gas Prophet is currently trading on the spot market and as of September 2006 it will be employed under a bareboat charter for a three year period to a Far Eastern State Affiliated Owner / Operator at the rate of USD 110,000 per calendar month.

Fleet Data

The following key indicators highlight the Company’s operating performance during the second quarter ended June 30, 2006 and June 30, 2005. (Please note that statistics for the second quarter 2005 include Vafias Group vessels).

FLEET DATA	Q2 2006	Q2 2005
Average number of vessels (1)	25.1	10.8
Period end number of vessels in fleet	28.0	13.0
Total calendar days for fleet (2)	2,280	979
Total voyage days for fleet (3)	2,253	979
Fleet utilization (4)	98.8%	100%
Total time charter days for fleet (5)	1,889	943
Total spot market days for fleet (6)	364	36

AVERAGE DAILY RESULTS	Q2 2006	Q2 2005
Time Charter Equivalent – TCE (7)	$6,922	$7,344
Vessel operating expenses (8)	2,074	1,983
Management fees	329	314
General and administrative expenses	444	132
Total vessel operating expenses (9)	2,519	2,115

The following key indicators highlight the Company’s operating performance during the six- month period ended June 30, 2006 and June 30, 2005.  (Please note that statistics for the first 6 Months 2005 include Vafias Group Vessels).

FLEET DATA	6M 2006	6M 2005
Average number of vessels (1)	23.8	8.2
Period end number of vessels in fleet	28.0	13.0
Total calendar days for fleet (2)	4,299	1,487
Total voyage days for fleet (3)	4,268	1,470
Fleet utilization (4)	99.3%	98.9%
Total time charter days for fleet (5)	3,786	1,429
Total spot market days for fleet (6)	482	41

AVERAGE DAILY RESULTS	6M 2006	6M 2005
Time Charter Equivalent – TCE (7)	$7,377	$7,627
Vessel operating expenses (8)	2,109	2,182
Management fees	325	340
General and administrative expenses	375	158
Total vessel operating expenses (9)	2,484	2,339

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

EBITDA Reconciliation

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies.

EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EBITDA reconciliation for the second quarter period ended June 30, 2006 and June 30, 2005: (Please note that statistics for the second quarter 2005 include Vafias Group vessels).

(figures in US $)	Q2 2006	Q2 2005
Net Cash Provided By (Used in) Operating Activities	$7,298,018	$8,515,405
Net increase in current assets, excluding cash	664,722	(1,615,002)
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(1,328,190)	(2,909,745)
Non-cash G&A expenses	0	(97,500)
Interest income	(165,576)	(166,246)
Interest and finance costs	1,734,096	604,132
Amortization of finance fees	(9,368)	(10,742)
Net income of vessel acquired from the Vafias Group	0	0
Change in fair value of derivatives	675,496	(389,300)
EBITDA	$8,869,198	$3,931,002

(figures in US $)	Q2 2006	Q2 2005
Net Income	$4,621,660	$2,822,222
Plus net interest expense	1,734,096	604,132
Less Interest income	(165,576)	(166,246)
Plus depreciation	3,127,351	1,161,367
Plus Amortization of fair value	(448,333)	(490,473)
EBITDA	$8,869,198	$3,931,002

EBITDA reconciliation for the six-month period ended June 30, 2006 and June 30, 2005: (Please note that the statistics for the first six months 2005 include Vafias Group vessels).

(figures in US $)	6M 2006	6M 2005
Net Cash Provided By (Used in) Operating Activities	$16,589,761	$9,716,285
Net increase in current assets, excluding cash	1,189,988	(754,082)
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(2,889,461)	(3,096,309)
Non-cash G&A expenses	0	(195,000)
Interest income	(351,636)	(189,319)
Interest and finance costs	3,091,390	638,227
Amortization of finance fees	(19,287)	(10,742)
Net income of vessel acquired from the Vafias Group	99,870	0
Change in fair value of derivatives	1,318,456	(389,300)
EBITDA	$19,029,081	$5,719,760

(figures in US $)	6M 2006	6M 2005
Net Income	$11,580,353	$4,459,136
Plus net interest expense	3,091,390	638,227
Less Interest income	(351,636)	(189,319)
Plus depreciation	5,935,011	1,670,760
Plus Amortization of fair value	(1,226,037)	(859,044)
EBITDA	$19,029,081	$5,719,760

Conference Call and Webcast:

As previously announced, on Tuesday, August 22, 2006 at 10:00 A.M. EDT, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(from the US), 0800 953 0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "STEALTHGAS".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 800 694 1449 (from the UK) or +44 (0) 1452 560 304 (from outside the US). Quote: "STEALTHGAS".

A telephonic replay of the conference call will be available until August 29, 2006 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2201616#

Slides and audio webcast:

There will also be a live-and then archived-webcast of the conference call, through the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

STEALTHGAS INC.

Consolidated Statements of Income

For the quarters ended June 30, 2005 and June 30, 2006

(Expressed in United States Dollars)

	For the Three Months Ended
	June 30, 2005	June 30, 2006
	(restated)*
Revenues
Voyage revenues	$7,499,510	$17,215,045

Expenses
Voyage expenses	309,829	1,618,689
Vessels' operating expenses	1,941,496	4,729,458
Dry-docking costs	--	432,926
Management fees	307,080	750,986
General and administrative expenses	128,980	1,013,422
Depreciation	1,161,367	3,127,351
Total expenses	3,848,752	11,672,832

Income from operations	$3,650,758	$5,542,213

Other revenues and (expense)
Interest and finance costs, net	(604,132)	(1,734,096)
Change in fair value of derivatives	(389,300)	675,496
Interest income	166,246	165,576
Foreign exchange loss	(1,350)	(27,529)
Other expenses, net	(828,536)	(920,553)

Net income	$2,822,222	$4,621,660

Earnings per share, basic and diluted	$0.47	0.33

Weighted average number of shares, outstanding	6,000,000	14,000,000

* During the course of 2005, the Company acquired a number of ship-owning companies from affiliated entities of the Vafias Group (“The Vafias Group of LPG Carriers”), which is controlled by the Vafias family. Because the Company and the Vafias Group are entities under common control, in accordance with US GAAP, the consolidated financial statements of the Company must be presented as if the ship-owning companies acquired were consolidated subsidiaries of the Company and such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if “The Vafias Group of LPG Carriers” were consolidated subsidiaries of the Company for the period presented.

STEALTHGAS INC
Consolidated Statements of Income

For the six months ended June 30, 2005 and June 30, 2006

	For the Six Months Ended
	June 30, 2005	June 30, 2006
	(restated)
Revenues
Voyage revenues	$11,696,979	$34,152,963

Expenses
Voyage expenses	484,731	2,666,514
Vessels' operating expenses	3,244,200	9,066,664
Dry-docking costs	255,771	432,926
Management fees	505,200	1,398,785
General and administrative expenses	234,280	1,610,603
Depreciation	1,670,760	5,935,011
Total expenses	6,394,942	21,110,503

Income from operations	$5,302,037	$13,042,460

Other revenues and (expense)
Interest and finance costs, net	(638,227)	(3,091,390)
Change in fair value of derivatives	(389,300)	1,318,456
Interest income	189,319	351,636
Foreign exchange loss	(4,693)	(40,809)
Other expenses, net	(842,901)	(1,462,107)

Net income	$4,459,136	$11,580,353

Earnings per share, basic and diluted	$0.74	$0.83

Weighted average number of shares, outstanding	6,000,000	14,000,000

 (Expressed in United States Dollars)

STEALTHGAS INC
Consolidated Balance Sheets

December 31, 2005 and June 30, 2006

(Expressed in United States Dollars)

	December 31,	June 30,
	2005	2006
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$23,210,243	$6,346,277
Trade receivable	13,330	298,909
Claim receivable	--	179,489
Inventories	399,624	1,093,966
Advances and prepayments	161,094	191,672
Fair value of above market acquired time charter	597,754	219,853
Restricted cash	1,634,203	3,718,644
Total current assets	26,016,248	12,048,810

Non current assets
Advances for vessels acquisitions	983,000	--
Vessels, net	229,763,864	305,039,639
Deferred finance charges	215,656	306,369
Derivative receivable	--	1,251,456
Total non current assets	230,962,520	306,597,464
Total assets	256,978,768	318,646,274

Liabilities and Stockholders' Equity
Current liabilities
Overdraft facility	200,000	--
Payable to related party	1,549,837	2,762,857
Trade accounts payable	984,997	1,957,453
Other accrued liabilities	1,635,040	2,400,428
Fair value of below market acquired time charter	1,443,989	1,822,051
Deferred income	2,284,578	2,223,175
Current portion of long-term debt	12,627,000	18,963,520
Total current liabilities	20,725,441	30,129,484

Non current liabilities
Derivative liability	67,000	--
Long-term debt	85,079,000	131,466,480
Total liabilities	105,871,441	161,595,964

Stockholders' equity
Capital stock 100,000,000 shares authorized;
14,000,000 shares outstanding with a par value of $.01	140,000	140,000
Additional paid-in capital	145,883,121	145,595,621
Retained earnings	5,084,206	11,314,689
Total stockholders' equity	$151,107,327	$157,050,310
Total liabilities and stockholders' equity	$256,978,768	$318,646,274

STEALTHGAS INC
Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	June 30, 2005	June 30, 2006
	(restated)
Cash flows from operating activities
Net income for the period	$4,459,136	$11,580,353

Items included in net income not affecting cash flows:

Depreciation and Amortization	1,681,502	5,954,298
Amortization of fair value of time charter	(859,044)	(1,226,037)
Non cash general and administrative expenses	195,000
Net income of vessels acquired from the Vafias Group		(99,870)
Change in fair value of derivatives	389,300	(1,318,456)

Changes in operating assets and liabilities:
Decrease in receivable from related party	1,162,470	--
(Increase) in trade receivables	(37,037)	(285,579)
Decrease (Increase) in claim receivables	124,846	(179,489)
(Increase) in inventories	(182,217)	(694,342)
(Increase) in advances and prepayments	(313,980)	(30,578)
Increase in payable to related parties	1,796,287	1,213,020
Increase in trade accounts payable	332,270	972,456
Increase in other accrued liabilities	432,340	765,388
Increase (Decrease) in deferred income	535,412	(61,403)
Net cash provided by operating activities	9,716,285	16,589,761

Cash flows from investing activities
Short-term investment in time deposit	(168,811)	--
Increase in restricted cash account	(620,631)	(2,084,441)
Acquisition of vessels	(81,118,610)	(80,227,786)
Fair value of acquired time charter	--	1,982,000
Net cash (used in) investing activities	(81,908,052)	(80,330,227)

Cash flows from financing activities
Additional paid-in capital	29,561,980	--
Deemed dividends	--	(287,500)
Dividends paid	--	(5,250,000)
Deferred finance charges	(204,000)	(110,000)
Overdraft facility	--	(200,000)
Loan repayment	(3,580,500)	(47,706,000)
Proceeds from long-term debt	68,000,000	100,430,000
Net cash provided by financing activities	93,777,480	46,876,500

Net Increase (Decrease) in cash and cash equivalents	21,585,713	(16,863,966)
Cash and cash equivalents at beginning of period	--	23,210,243
Cash and cash equivalents at end of period	$21,585,713	$6,346,277

Supplemental Cash Flow Information:
Cash paid during the period for: interest payments
	428,150	2,624,695

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 28 LPG carriers with a total capacity of 120,469 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  August 21, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer

End of Filing